Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:   NAME AND ADDRESS OF REPORTING ISSUER

Jaguar Mining Inc.
125 North State Street
Concord, NH 03301
USA

ITEM 2:   DATE OF MATERIAL CHANGE

July 31, 2008

ITEM 3:   PRESS RELEASE

A press release with respect to the material change described herein was issued in Concord, New Hampshire through CNW Group on July 31, 2008. A copy of the press release is attached hereto as Schedule A.

ITEM 4:   SUMMARY OF MATERIAL CHANGE

Jaguar Mining Inc. ("Jaguar" or "the Company") announced a summary of its preliminary results for the 3 and 6 months ended June 30, 2008. Highlights included Jaguar more than doubling its combined proven and probable mineral reserves to 2,033,501 ounces of gold. Jaguar's measured and indicated resources (including reserves) increased to 3,519,003 ounces of gold and inferred resources increased to 1,109,142 ounces of gold. These increases resulted from the feasibility studies recently completed and related to the Caeté Project and Turmalina Expansion. In operations, the Company recorded its first gold pour from Paciência and commenced construction at the Caeté Project.

ITEM 5:   FULL DESCRIPTION OF MATERIAL CHANGE

For a full description of the material change, please refer to the press release attached hereto as Schedule A.

ITEM 6:   RELIANCE ON SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:   OMITTED INFORMATION

Not applicable.

ITEM 8:   EXECUTIVE OFFICER

The following executive officer of Jaguar is knowledgeable about the material change and this report:

Daniel R. Titcomb
President and Chief Executive Officer
(603) 224-4800

ITEM 9:   DATE OF REPORT

August 6, 2008.

Schedule A

See attached press release.



PRESS RELEASE

July 31, 2008   2008-12
Concord, New Hampshire   JAG – TSX/NYSE Arca

Jaguar Mining Provides Q2 Update of Operations
Increases Reserves +100% to 2 Million oz;
Records First Gold Pour at Paciência; Moves Forward with Caeté Project Construction

NOTICE OF CONFERENCE CALL: Friday, August 1 @ 9:30 a.m. EDT

From North America:	866-900-4867
International:	213-416-2196
Replay:	
From North America:	800-675-9924
International:	213-416-2185
Replay ID:	73108
Webcast:	www.jaguarmining.com

Jaguar Mining Inc. ("Jaguar" or "the Company") (JAG: TSX/NYSE Arca, JAG.NT: TSX) provided a summary today of its preliminary Q2 2008 operating performance. All figures are in U.S. dollars unless otherwise indicated.

As a result of the work completed in connection with the Caeté Project and Turmalina Expansion feasibility studies, Jaguar estimates it now has proven and probable mineral reserves of 13,510,474 t with an average grade of 4.69 g/t containing 2,033,501 oz of gold. Jaguar's measured and indicated resources, which include mineral reserves, are 23,095,096 t with an average grade of 4.74 g/t containing 3,519,003 oz of gold and 6,704,735 t of inferred resources with an average grade of 5.15 g/t containing 1,109,142 oz of gold. Click on the link below to view the complete mineral resources and reserves tables:

http://www.jaguarmining.com/s/PressReleases.asp?ReportID=313465#table

Moving into the construction phase on the Caeté Project represents development of the third and final underground mining operation to help Jaguar achieve its annual production target of 700,000 oz of gold by 2014.

Recent operating highlights include:

- In Q2 2008, the Company produced 20,782 oz of gold at an average cash operating cost of $455/oz compared to 17,188 oz at an average cash operating cost of $328/oz during the same period last year. Costs for Q2 2008 were impacted by lower grades at Sabará and Turmalina, and the weaker U.S. dollar against the Brazilian real. Mining and processing costs at Sabará and Turmalina were essentially on budget; however, run-of-mine grades were below expected levels. Over half of the increase in average cash operating costs can be attributed to the weakness of the U.S. dollar.   The average exchange rate in Q2 2008 was R$1.66/US$1.00 compared to R$1.98/US$1.00 in Q2 2007;

- Q2 2008 gold sales totaled 23,537 oz at an average price of $900 compared to Q2 2007 figures of 17,177 oz at an average price of $665;

125 North State Street ● Concord, NH 03301 ● Phone: (603) 224-4800 ● Fax: (603) 228-8045 ● info@jaguarmining.com ● www.jaguarmining.com

- In Q2 2008, Turmalina produced 16,321 oz of gold at an average cash operating cost of $390/oz compared to 10,583 oz at an average cash operating cost of $258/oz in Q2 2007. Costs were higher due principally to the weaker U.S. dollar versus the Brazilian real and lower feed grades stemming from increased dilution during mining operations.

- During Q2 2008, the following was achieved at Turmalina:

    o Ore production totaled 127,892 tonnes at an average grade of 4.60 g/t.

    o Ore processed through the mill totaled 122,336 tonnes at an average grade of 4.81 g/t.

    o The average gold recovery grade was 88%, slightly below the design rate of 90%. The difference was caused largely by the variability of ore feed grades, which have been impacted by unplanned dilution during mining operations. As discussed below, management has implemented a solution to correct this issue.

    o During Q2 2008, the Company made the decision to transition the mining method from sublevel stoping to cut and fill. The principal reason for this change is to decrease dilution caused by unanticipated rock mechanics issues. The implementation of this mining method at other ore bodies at Turmalina, besides Ore Body A, has shown significant improvements over sub-level stoping.

    o Mine development totaled 981 meters including approximately 200 meters in the Satinoco mineralized body.

    o The Company initiated a drill program to a depth of 850 meters on the main ore body at Turmalina to confirm the continuity of the mineralization to this depth. It is expected this effort will be concluded during August 2008.

    o A new zone of mineralization in the Satinoco ore body has been discovered 100 m to the southwest of the existing resource base. Although not considered in the Phase I feasibility study for the expansion of Turmalina, these new drill results further enhance the economics for this initiative.

- In Q2 2008, Sabará produced 4,461 oz of gold at an average cash operating cost of $693/oz compared to 6,605 oz at an average cash operating cost of $440/oz in the same period in 2007. Cash operating costs in the most recent quarter were primarily impacted by lower grades and exchange rates. The feed grade of ore processed in Q2 2008 averaged 1.43 g/t compared to 2.1 g/t in Q2 2007. The Company recently received the permits to commence mining from the new higher grade Serra Paraíso mineralized zone. Pre-stripping operations have begun and mining will commence in late-Q3 2008;

- Commissioning of the Paciência operation was interrupted in Q2 2008 to repair a seam in the tailings pond liner which was improperly installed by a contractor. During the initial charging and testing of the tailings facility, a leak was detected by sub-surface monitors and ramp-up was delayed. There was no discharge from the tailings pond.

    o It took approximately four weeks to properly repair and test the affected portion of the liner. Commissioning operations at the Paciência operation have now resumed. As of mid-July, the Paciência Plant is processing approximately 1,200 tonnes per day averaging 2.2 to 2.4 g/t. The Paciência operation is designed to process 1,800 tonnes per day of ore at an average run-of-mine grade of 4.4 g/t. Jaguar has achieved the design milling rate of 1,800 tonnes per day for a period of time during the commissioning. The first gold pour occurred on July 24, 2008 for a total of 400 ounces of gold poured into doré, which was then shipped to a nearby refinery for further treatment and sale.

- o Given the delay in the commissioning, Jaguar has revised its 2008 gold production outlook for the Paciência operation to between 25,000 to 30,000 oz. The Company had previously estimated 2008 production for this new facility could reach 49,000 oz.

- o As operations at Paciência are still undergoing commissioning, no financial charges to repair the tailings dam liner will be recognized during FY 2008.

- Due to the issues discussed above, management assessed its FY 2008 production targets and full year estimated cash production costs. Revised production and costs figures are as follows:

Operation	1ST Half 2008 Production (oz)	2nd Half 2008 Production (oz)	FY 2008 Est. Production (oz)	FY 2008 Est. Cash Cost ($/oz)
Turmalina	33,476	41,524-46,524	75,000-80,000	$365-380
Paciência	-	25,000-30,000	25,000-30,000	$520-535
Sabará	8,719	9,281-11,281	18,000-20,000	$600-620
Total	42,195	75,805-87,805	118,000-130,000	$435-450

Note: Estimated cash costs based on actual 1st half exchange rate of R$1.69/US$1.00 and estimated 2nd half exchange rate of R$1.65/US$1.00

Daniel Titcomb, Jaguar's President and CEO stated, "With the completion of the two feasibilities studies, we double our reserves and substantially extend our mine life. In addition, with a minor issue at the Paciência operation now resolved and the commissioning phase back underway, our team is confident that we will achieve our 2009 and long-term production objectives. With the approval to proceed on the Caeté Project, we now have the third major operation underway to reach our objective of producing approximately 700,000 oz of gold by 2014."

Mr. Titcomb further added, "Looking around the industry at the geopolitical and economic obstacles many companies are experiencing, we are confident that Jaguar has the right formula to significantly improve shareholder value. The reasons for our confidence include: (i) we're situated in one of the premier geological settings with a robust economy and a strong, stable political environment; (ii) the local infrastructure is developed and offers a wide range of personnel, energy and equipment necessary for our continued growth; (iii) our management team has the experience necessary to deal with the issues mining companies confront each day; and (iv) our plan remains fully funded."

Caeté Feasibility Study

Jaguar's Board of Directors has approved Phase I (700,000 tpy) feasibility study of the Caeté Project and construction is underway. During the development of the feasibility study, Jaguar increased the overall scope and size of the project from 600,000 tpy to 1.1 million tpy of ore mined and processed. Jaguar's management elected to extend the timing for the feasibility study in order to combine two expansion phases, unlike at Turmalina where the first expansion was done separately. As a result, the average annual gold production was raised from 93,000 oz/yr to 140,000 oz/yr, within the scope of the feasibility study. The sizing up of mining and processing operations extended the completion of the feasibility study, which the Company expects to file on SEDAR in August 2008.

Based on the feasibility study and approval by Jaguar's board, the Company has initiated civil works for the milling and treatment circuits on the site of Jaguar's previously operated carbon-in-column processing plant. This regional processing plant will treat ore mined at Jaguar's Pilar and Roça Grande mines. The Company intends to use a combination of cut and fill and selective stoping methods at both mines, which contemplates a treated tailings backfill system. The processing facilities will include crushing and grinding circuits followed by a gravity separation circuit along with a leaching and carbon-in-pulp adsorption/desorption/recovery ("CIP-ADR") plant to process. All necessary permits and licenses for the construction and commissioning phase have been received. The Company estimates commissioning operations at the Caeté Project will begin in Q3 2009.

The feasibility study is being prepared for Jaguar by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake based TechnoMine Services, LLC ("TechnoMine"). Based on the results of the feasibility study, the after-tax net cash flow of the Caeté Project is estimated at $171 million using the following criteria:

Estimated Mineral Reserves:	6,106,200 t @ 4.57 g/t Au, containing approximately 897,200 oz
Mill Feed Grade:	4.43 g/t Au
Mining Rate:	1.1 million tpy (Phase I – 700,000 tpy)
Process Recovery:	92.6%
Annual Average Production:	140,000 oz per year (Phase I – 93,000 oz per year)
Mine Life:	7 years
Begin Commissioning:	Q3 2009
Total Investment:	$134.8 million (Phase I – $90.5 million)
Average Cash Cost:	$344 per oz
Total Production Cost:	$511 per oz, including invested capital
Exchange Rate:	Construction Period: R$1.69 = US$1
	Operating Period: R$1.88 = US$1
Gold Price:	$834 per oz
IRR:	24.2% per year
NPV @ 0%:	$178.8 million after tax

As the Company continues further development at both Roça Grande and Pilar Mines, management anticipates additional conversion of existing identified resources and the discovery of new resources to be brought into the mine plan, which will further improve the overall economics for the project.

Turmalina Expansion (Phase I) Feasibility Study

Jaguar's board has approved the Turmalina Phase I expansion and construction is underway. A feasibility study to assess the blending and processing of ore from the Satinoco Target with the ore from the existing mines adjacent to the Turmalina processing plant is being prepared for Jaguar by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of TechnoMine.

Based on the results of the on-going feasibility study, the Satinoco Target will add an estimated 1,265,802 t @ 3.12 g/t Au containing 126,879 oz of proven and probable reserves to the Turmalina mining complex reserve base.

Exploration Update

Turmalina

Jaguar is currently carrying out trenching and in-fill drilling in the Satinoco area. To-date, 18 drill holes totaling 4,303 m have been completed. The most relevant drill results, which indicate the mineralization is open at depth, are shown in the table below:

Hole	Mineralized Intervals			
	From (m)	To (m)	Grade (g/t)	Thick. (m)
FSN-114	337.80	342.20	1.07	4.40
FSN-115	64.70	67.80	2.50	3.10
FSN-116	111.80	113.10	2.24	1.30
FSN-121	15.45	29.25	**3.90**	**13.80**
FSN-125	109.00	112.50	1.95	3.50

FSN-129	311.00	312.00	2.34	1.00
	317.00	319.00	**4.25**	**2.00**
FSN-130	122.00	124.00	**9.12**	**2.00**
	131.00	133.05	**3.85**	**2.05**
FSN-132	79.00	80.00	**6.40**	**1.00**
FSN-133	83.00	85.00	**5.85**	**2.00**

Note: Not all holes represent true width

Drill holes FSN-115, FSN-132 and FSN-133 led to the discovery of the previously stated new zone of mineralization in the Satinoco structure.

Paciência

During Q2 2008, the Company continued its exploration program in the NW01 and Conglomerates Targets, including drifts for mine development, to further increase the resource base for the Paciência Project. Jaguar plans to drill 2,000 m at the NW01 Target in 2008. At the Conglomerates Target, the Company is conducting a 9,000 m in-fill drilling program in order to evaluate a 200,000-oz pre NI 43-101 resource base. To-date, 26 drill holes totaling 6,746 m have been completed. The main results from Jaguar's drilling program to-date on the Conglomerates Target are presented below:

Hole	From (m)	To (m)	Grade (g/t)	Thick. (m)
FPL-02A	277.95	279.70	**20.14**	**1.75**
FPL-04	202.25	204.80	**6.74**	**2.55**
FPL-05	141.30	142.20	**6.12**	**0.90**
FPL-07	318.20	318.60	1.98	0.40
FPL-08	219.80	220.30	1.85	0.50
FPL-09	303.90	304.40	3.38	0.50
FPL-11	315.90	316.00	20.75	0.10
FPL-12	336.35	339.05	**3.96**	**2.70**
FPL-14	348.10	348.45	1.53	0.35
FPL-18	320.90	321.70	1.09	0.80
FPL-20	286.30	286.70	4.30	0.40
FPL-23	304.10	305.95	1.44	1.40
FPL-24	235.90	236.75	**10.50**	**0.85**
FPL-25	228.70	231.55	**3.65**	**2.85**

Note: Not all holes represent true width

Caeté Project

Jaguar is conducting drilling at three additional targets in close proximity to the new Caeté treatment and processing plant to identify additional resources which can be processed at the new site.

On the first target, Jaguar is conducting drilling to evaluate the extension of the mineralization at depth. To-date, 19 drill holes totaling 5,900 m have been completed at depths of up to 480 m. The Company expects to conclude this phase of the drill program in August of 2008. The drilling results acquired to-date on this first new target are presented below:

Hole	From (m)	To (m)	Au Grade (g/t)	Length (m)
FJV-22	265.50	266.50	2.93	1.70
	269.20	270.15	2.44	0.95

FJV-23	296.30	299.25	2.49	2.95
FJV-24	285.75	286.75	2.05	0.95
FJV-25	291.85	292.70	1.94	0.85
	295.05	299.10	2.20	4.05
	310.55	311.35	3.62	0.80
	349.40	350.95	**5.11**	**1.55**
FJV-26	227.50	228.45	2.75	0.95
	232.20	233.10	2.18	0.90
FJV-27	201.05	203.05	**3.96**	**2.00**
	324.65	325.50	1.91	0.85
	326.45	327.45	1.60	1.00
	330.45	331.35	**5.13**	**0.90**
	331.35	336.20	1.24	4.85
	339.15	340.15	**14.85**	**1.00**
	342.15	343.15	2.47	1.00
	351.95	354.45	**4.58**	**3.50**
FJV-28	291.75	295.50	**8.17**	**3.75**
	299.35	300.25	**4.93**	**0.90**
FJV-29	221.80	222.80	3.35	1.00
FJV-30	293.80	297.70	1.56	3.90
	301.45	303.40	**5.25**	**1.95**
	306.30	307.20	1.24	0.90
	309.20	310.15	2.35	0.95
FJV-31	318.30	319.20	4.42	0.90
	319.20	321.20	1.23	2.00
	323.15	324.10	1.45	0.95
	329.85	331.70	**7.28**	**1.85**
FJV-32	392.85	393.85	1.39	1.00
FJV-33	415.80	416.80	1.00	1.00
FJV-34	324.80	325.80	**4.80**	**1.00**
	327.70	328.55	3.19	0.85
FJV-35	311.45	312.45	1.88	1.00
	320.05	321.90	2.27	1.85
FJV-36	266.30	267.30	1.23	1.00
FJV-37	305.65	307.50	1.62	1.85
	315.10	316.10	2.69	1.00
	323.80	324.80	**20.65**	**1.00**
	328.55	333.30	1.16	3.75
	339.10	343.85	2.08	4.75
FJV-38	203.65	205.60	1.75	1.95
	208.55	213.40	3.92	4.85
	349.55	352.15	4.04	2.60
	354.10	356.00	**6.50**	**1.90**

FJV-39	202.40	206.20	**5.38**	3.80
	345.65	348.45	**5.61**	2.80
FJV-40	317.10	323.70	**6.40**	6.60

Note: Not all holes represent true width

Two additional targets are located in the same host structure as the Roça Grande ore bodies. Exploration conducted previously in the area by former owners led to a pre NI 43-101 resource base of 800,000 t @ 2.44 g/t containing 63,000 oz of gold. Jaguar is conducting a 3,000 m drill program at these targets to delineate a resource to meet NI 43-101 standards. To-date, 18 drill holes totalling 1,100 m have been completed. The most promising results from Jaguar's drilling program on these two new targets are presented below:

Hole	From	To	Grade	Thickness
	(m)	(m)	(g/t)	(m)
FCM-13	20.65	24.20	2.20	3.55
FCM-14	16.40	17.10	**7.93**	**0.70**
	23.10	24.05	**13.67**	**0.95**
FCM-15	7.05	9.10	3.49	2.05
FCM-18	20.45	26.05	1.26	5.60
FCM-20	17.35	20.50	2.26	3.15
FCM-21	21.90	23.85	**15.76**	**1.95**
FCM-24	44.80	49.15	**6.00**	**4.35**
FCM-25	37.40	39.30	**4.47**	**1.90**
FMC-26	36.80	39.15	2.66	2.35
FCM-27	67.05	70.05	1.53	3.00
	77.55	82.75	1.37	5.20
	91.25	94.00	2.55	2.75
	96.60	105.00	**2.27**	**8.40**

Note: Not all holes represent true width

Sabará

In order to add oxide resources to feed the Sabará Plant and thereby increase its mine life, the Company developed an exploration program at Sabará and Caeté in a 15,000 hectare area. The primary target is called Serra Paraíso. During 2007, the Company concluded drilling activities at the Serra Paraíso Target, which included 60 drill holes totalling 4,590 m. The main results from Jaguar's drilling program are presented below:

Serra Paraíso Target - Main Drill Results				
Hole	**Intervals**			
	From (m)	**To (m)**	**Grade (g/t)**	**Thickness (m)**
FLV-001	57.90	62.15	**6.53**	**4.25**
	78.75	79.70	**15.67**	**0.95**
FLV-003	44.05	47.05	**2.70**	**3.00**
FLV-005	38.15	45.20	**2.10**	**7.05**
	47.80	50.70	2.02	2.90
FLV-006	48.40	49.40	**4.25**	**1.00**
FLV-007	22.35	27.15	**6.32**	**4.80**
	49.05	50.35	**22.00**	**1.30**
FLV-011	9.50	10.50	**5.13**	**1.00**

	28.90	30.90	2.49	2.00
FLV-014	19.50	23.90	**2.45**	**4.40**
FLV-018	22.60	29.45	**3.12**	**6.85**
FLV-020	72.20	74.60	3.25	2.40
	87.15	90.05	**4.18**	**2.90**
FLV-023	81.50	83.80	**9.21**	**2.30**
	87.95	89.20	**7.48**	**1.25**
	95.80	99.10	**4.51**	**3.30**
FLV-024	19.45	23.55	1.89	4.10
FLV-025	80.80	81.80	**8.78**	**1.00**
FLV-027	96.05	98.45	1.93	2.40
FLV-029	68.00	70.15	**6.60**	**2.15**
FLV-030	98.45	103.10	**2.38**	**4.65**
FLV-031	96.40	98.75	2.02	2.35
FLV-033	50.10	51.40	**4.75**	**1.30**
FLV-035	95.95	100.85	1.72	4.90
FLV-036	58.80	66.45	**3.26**	**7.65**
FLV-040	40.25	41.20	**4.30**	**0.95**
FLV-041	33.50	35.50	**27.13**	**2.00**
FLV-045	28.25	32.10	**2.01**	**3.85**
FSP-002	34.10	40.80	**5.38**	**6.70**
FSP-004	33.30	35.45	**5.95**	**2.15**
FSP-005	57.75	62.75	**2.20**	**5.00**
FSP-006	11.55	13.55	**2.58**	**2.00**
FSP-007	27.40	29.15	2.02	1.75
FSP-009	11.55	14.70	**2.04**	**3.15**
FSP-013	78.10	81.70	1.86	3.60

Note: Not all holes represent true width

Jaguar plans to report estimates of resources at the Serra Paraíso Target during Q3 2008. Results of metallurgical recovery tests have confirmed that the Serra Paraíso ore can be treated at Jaguar's nearby Sabará Plant. Mining activities have commenced in the area during late Q2 2008.

In addition, the Company is conducting channel sampling, soil geochemistry and trenching at three different targets near the Sabará operations. Preliminary results are encouraging and have given rise to a defined drill program.

Iron Ore Royalty Payment from the Roça Grande Property

As part of a contract executed in 2006 by Jaguar and a Brazilian iron ore producer for the purchase of the Roça Grande mineral concessions, Jaguar agreed to pay a one-time 3.5% royalty for the identified gold resources on the property, which had been measured through extensive drilling. Jaguar expects to pay $3.3 million of the purchase price in 2008 and the remaining balance of $9.9 million in 2009.

The contract also provided an option, which expires in November of 2008, for the Brazilian iron ore producer to acquire iron mineral rights on Jaguar's property. The amount to be paid to Jaguar was deferred until such time the iron ore producer could conduct drilling and both parties could evaluate the data from this program. The iron ore producer has carried out this drilling program during 2008 and the review process by the respective parties is in process.

Although still subject to discussion between the parties, the Company believes it will receive a royalty of between $20 million and $25 million, possibly more. Payments from this arrangement will be booked after FY 2008 and are expected to represent between $0.21 to $0.27 per fully diluted share.

Analyst Meeting and Tour: October 21-24

Jaguar will hold an analyst meeting and tour of the Company's operations in Minas Gerais, Brazil, beginning October 21, 2008. Qualified individuals interested in visiting Jaguar's operations should contact Valéria DioDato for additional information.

About Jaguar

Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base in Minas Gerais and on an additional 159,000 acres in the state of Ceará in the Northeast of Brazil through a joint venture. The Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the Company's website at www.jaguarmining.com.

For Information:

Investors and analysts:	**Media inquiries:**
Bob Zwerneman	Valéria Rezende DioDato
Vice President Corporate Development and	Director of Communication
Director of Investor Relations	603-224-4800
603-224-4800	valeria@jaguarmining.com
bobz@jaguarmining.com	

Drill results were reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services, LLC. Mr. Machado serves as Jaguar's independent Qualified Person in accordance with NI 43-101. SGS Geosol Laboratories of Belo Horizonte, Minas Gerais provided independent sample preparation and assay services, using standard industry practices.

Forward Looking Statements

This press release contains forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, concerning Jaguar's objectives in the years ahead, the commencement period of production, cash operating costs, completion dates and economic results of feasibility studies, mineral resources and reserves estimations, gold production and sales targets. Forward-looking statements can be identified by the use of words, such as "are expected", "is forecast", "approximately" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. The Company also relied on information concerning two additional targets near the Caeté plant and the Conglomerates Target near Paciência as accurate and reliable from the previous concession owners and does not warrant that the information supplied reflects a potential resource. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and

"RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2007 filed on System for Electronic Document Analysis and Retrieval and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2007 filed with the United States Securities and Exchange Commission and available at www.edgar.com.

-end-